Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings as defined:
Pre-tax income	$126,429	$107,705	$82,279	$60,720	$53,806
Distributions from investees	24,793	7,152	6,568	6,262	21,467
Interest expense	111,272	96,236	146,787	147,084	132,538
(Income) loss in equity of affiliate	(2,446)	680	(7,243)	(26,051)	(30,028)
Interest portion of rental expense (1)	9,079	8,149	7,505	2,174	1,367
Total earnings	$269,127	$219,922	$235,896	$190,189	$179,150
Fixed charges as defined:
Interest expense	$111,272	$96,236	$146,787	$147,084	$132,538
Interest portion of rent expense (1)	9,079	8,149	7,505	2,174	1,367
Total fixed charges	$120,351	$104,385	$154,292	$149,258	$133,905
Ratio of earnings to fixed charges	2.24	2.11	1.53	1.27	1.34

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(1) One third of rent expense is the portion deemed representative of the interest factor.